SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Annual General Meeting of Shareholders

of Woori Financial Group Inc. for Fiscal Year 2021

The annual general meeting of shareholders of Woori Financial Group was held on March 25, 2022 and all six agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda:

1.	Approval of financial statements for the fiscal year 2021

2.	Approval of amendments to the Articles of Incorporation

3.	Appointment of directors (4 outside directors, 1 non-standing director)

•	3-1 Candidate for outside director : Soo-Young Song

•	3-2 Candidate for outside director : Sung-Tae Ro

•	3-3 Candidate for outside director : Sang-Yong Park

•	3-4 Candidate for outside director : Dong-Woo Chang

•	3-5 Candidate for non-standing director : Won-Duk Lee

4.	Appointment of outside director who will serve as an Audit Committee Member

•	Candidate for outside director who will serve as an Audit Committee Member :
Chan-Hyoung Chung

5.	Appointment of Audit Committee Members who are outside directors

•	5-1 Candidate for Audit Committee Member who is an outside director : Sung-Tae Ro

•	5-2 Candidate for Audit Committee Member who is an outside director : Dong-Woo Chang

6.	Approval of the maximum limit on directors’ compensation

•	Agenda details

•	Approval of financial statements of Woori Financial Group for fiscal year 2021

(units: in millions of KRW, unless indicated otherwise)

< Consolidated – Independent Auditor’s Opinion : Unqualified>

Total Assets	447,183,871	Revenue*	27,228,335
Total Liabilities	418,333,676	Operating Income	3,659,749
Capital Stock	3,640,303	Net Income	2,807,371
Total Equity	28,850,195	Earnings Per Share (in KRW)	3,481

< Separate – Independent Auditor’s Opinion : Unqualified>

Total Assets	23,524,982	Revenue*	698,223
Total Liabilities	1,859,993	Operating Income	590,550
Capital Stock	3,640,303	Net Income	594,852
Total Equity	21,664,989	Earnings Per Share (in KRW)	730

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income)

•	Cash dividends for fiscal year 2021

(units: in KRW)

Total dividends per common share	900 (6.8% of market price of common stock	)*
Year-end dividends per common share	750
Interim dividends per common share	150
Dividend per class share	—
Total dividend amount	654,383,820,900

*

The percentage (to the first decimal place) of the dividend per share to the arithmetic mean of the closing prices in the trading market for the one week ending on the day that is two trading days before the closing date of the shareholder register

•	Agenda details

•	Appointment of outside directors

Name	Date of Birth	Term	Appointment	Career Background		Other Positions Held (Institution Name and Title) Note1)

Soo-Young Song	October 1980	From the end of the AGM for FY2021 to the end of the AGM for FY2023	New Appointment	2021-Current	- Steering Committee member, Steering Committee of ESG Support Project for Corporate Partnership, Korea Commission for Corporate Partnership	- Partner, Shin & Kim LLC
				2019-Current	- Advisory attorney, Center for Creative Economy and Innovation, Ministry of Justice
				2010-Current	- Partner, Shin & Kim LLC

Sung-Tae Ro	September 1946	From the end of the AGM for FY2021 to the end of the AGM for FY2022	Re Appointment	2019-Current	- Outside Director, Woori Financial Group (Chairman of the Board of Directors)	- Outside Director, Woori Bank - Chairperson, Samsung Dream Scholarship Foundation
				2018-Current	- Chairperson, Samsung Dream Scholarship Foundation
				2017-Current	- Outside Director, Woori Bank

Sang-Yong Park	February 1951	From the end of the AGM for FY2021 to the end of the AGM for FY2022	Re Appointment	2019-Current	- Outside Director, Woori Financial Group	- Outside Director, Woori Bank - Auditor, Educational Foundation of Yonsei University - Director, Seoul Financial Forum
				2018-Current	- Auditor, Educational Foundation of Yonsei University
				2017-Current	- Outside Director, Woori Bank (Chairman of the Board of Directors)

Dong-Woo Chang	January 1967	From the end of the AGM for FY2021 to the end of the AGM for FY2022	Re Appointment	2019-Currrent	- Outside Director, Woori Financial Group	- CEO, IMM Investment Corp.
				2017-2018	- Outside Director, Woori Bank
				2003-Current	- CEO, IMM Investment Corp.

Note 1) Only includes positions held as a director, executive officer, or auditor

•	Appointment of a non-standing director

Name	Date of Birth	Term	Appointment	Career Background
Won-Duk Lee	January 1962	From the end of the AGM for FY2021 to Dec. 31, 2023	New Appointment	2022.3.24-Current	- President and CEO, Woori Bank
				2021-2022	- Senior Deputy President, Woori Financial Group
				2020-2021	- Deputy President, Strategy Planning Unit, Woori Financial Group
				2018-2020	- Executive Vice President, Management and Finance Planning Group, Woori Bank
				2017-2018	- Managing Director, Management and Finance Planning Group, Woori Bank
				2017-2017	- Managing Director, Future Strategy Division, Woori Bank
				2014-2017	- Senior General Manager, Future Strategy Department, Woori Bank

•	Appointment of outside director who will serve as Audit Committee Member

Name	Date of Birth	Term	Appointment	Career Background		Other Positions Held (Institution Name and Title) Note1)
Chan-Hyoung Chung	February 1956	From the end of the AGM for FY2021 to the end of the AGM for FY2022	Re Appointment	2019-Current	- Outside Director, Woori Financial Group	- Outside Director, Woori Bank
				2018-Current	- Outside Director, Woori Bank
				2018-2019	- Advisor, POSCO Capital
				2015-2018	- CEO, POSCO Capital

Note 1) Only includes positions held as a director, executive officer, or auditor

•	Appointment of Audit Committee Members who are outside directors

Name	Date of Birth	Term	Appointment	Career Background		Other Positions Held (Institution Name and Title) Note1)
Sung-Tae Ro	September 1946	From the end of the AGM for FY2021 to the end of the AGM for FY2022	Re Appointment	2019-Current	- Outside Director, Woori Financial Group (Chairman of the Board of Directors)	- Outside Director, Woori Bank - Chairperson, Samsung Dream Scholarship Foundation
				2018-Current	- Chairperson, Samsung Dream Scholarship Foundation
				2017-Current	- Outside Director, Woori Bank

Dong-Woo Chang	January 1967	From the end of the AGM for FY2021 to the end of the AGM for FY2022	Re Appointment	2019-Currrent	- Outside Director, Woori Financial Group	- CEO, IMM Investment Corp.
				2017-2018	- Outside Director, Woori Bank
				2003-Current	- CEO, IMM Investment Corp.

Note 1) Only includes positions held as a director, executive officer, or auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 25, 2022	By: /s/ Sang-Wook Chun
(Signature)
	Name:	Sang-Wook Chun
	Title:	President